Q&A with Tenet Fintech Group Inc. CEO and
Pioneering Markets to Address AMF Allegations

From Tenet Fintech Group Inc.

Johnson Joseph (JJ)

From Pioneering Markets

Mike Mullen (MM)

Introduction

Ever since Tenet mentioned in a news release back in July 2022 that Quebec securities regulator, the Autorité des marchés financiers (the "AMF"), had addressed to Tenet a Demande de document/renseignement [Request for Documents/Information] (the "Request Letter"), there has been a lot of speculation from investors as to what this Request for Documents/Information was all about. Tenet was bound by a confidentiality order of the AMF prohibiting the disclosure of the Request Letter or any related information. Therefore, Tenet nor its CEO were able to comment on the matter, which only added to the speculation. A couple of weeks ago, we learned that the AMF made allegations as to the role played by Tenet's CEO in an alleged stock market manipulation scheme on the securities of Tenet (the "AMF Investigation"), the details of which are included in a publicly available affidavit from an AMF investigator dated August 3, 2022 (the "Affidavit"). We contacted Tenet to see if the Company would be willing to comment on the now-public allegations made by the AMF. The Company's CEO, Johnson Joseph, agreed to sit down with us for this Q&A interview and to have an opportunity to address the allegations made by the AMF in its Affidavit.

MM

Hi Johnson, this is obviously a matter of interest to the investors and I'm sure you had many options to choose from to address the allegations made by the AMF in its Affidavit. So, I'd like to start by saying thank you for choosing to do this with Pioneering Markets.

JJ

Absolutely Mike and thank you for the opportunity.

MM

1. I understand that Tenet has provided the AMF with all documents and information the AMF requested in December 2021. Is that right?

JJ

The answer is yes, we did provide the requested information. Before we continue, I should point out that I consulted counsel before agreeing to this interview and understand that the AMF's confidentiality order is still in effect. So although I would want to be as transparent as possible, my answers in some cases will have to be measured to ensure that I continue to respect the confidentiality order. That being said, I can tell you that to my knowledge, the AMF has not commenced legal enforcement or other proceedings against Tenet or myself, nor laid any charges against us in connection with its Investigation, and I cannot speculate as to what it will or will not do.

MM

2. Fair enough, I'll keep that in mind. In the affidavit, the AMF claims that the alleged stock market manipulation scheme on the securities of Tenet started when you hired consultants to help with a private placement financing. Could you please explain why you hired consultants?

JJ

One thing I do want to make very clear with this interview is that I did not take part in any alleged scheme.

The reason why we hired the consultants had nothing to do with a private placement financing or a scheme.

By April 1st, 2020, Tenet's stock had been stuck in neutral for at least the previous three years. While most Fintech companies comparable to Tenet were trading at 10X to 20X revenue, for example, MOGO and UPST at the time were trading at 13X and 19X 2019 revenues respectively, Tenet was trading at barely 1.5X 2019 revenue with a market cap of about $18M. This was despite the fact that we had shown revenue growth going from $1.6M in 2018 to $11.7M in 2019.

So in my opinion, Tenet was seriously undervalued despite our best efforts.

In April 2020, I was approached by a consultant who said that he had ideas to have the true value of Tenet reflected in the market. The consultant eventually convinced me that he, along with other consultants that he would be introducing to the Company, could help bring a new audience of investors to Tenet and completely change the market perception of Tenet.

MM

3. I'm guessing that what this consultant proposed wasn't a stock market manipulation scheme?

JJ

Of course not. He pointed out issues that were causing certain investors to stay away from the stock, such as the fact that we had almost 900 million shares in circulation, and offered ideas to help address them. Essentially, he explained how his proposed strategies would bring a whole new audience of investors to Tenet and change the market perception of the Company.

MM

4. Ok, if there was no market manipulation scheme, what do you believe contributed to the rapid rise in the Company's market cap and stock price?

JJ

Most importantly, we continued to deliver on our business plan. In addition, we implemented advice and strategies provided by the consultants to address the issues that were preventing certain investors from buying our stock, connected with U.S. investors and increased our shareholder base.

MM

5. Can you elaborate a little on that?

JJ

We were convinced that connecting with U.S. investors was what was going to allow the Company to increase its shareholder base and be valued fairly. So in June 2020, we listed the Company on the OTCQB/OTCQX Markets as the first step to make that happen.

As I mentioned earlier, back in the spring of 2020 we had close to 900 million shares outstanding. That was sending a very negative message to the markets and kept many potential investors away from our stock. So, in July 2020, following the listing of our common shares on the OTC Markets, we did a 10 to 1 stock consolidation.

We followed up the stock consolidation by becoming DTC eligible to enhance liquidity in the U.S. by accelerating the settlement period for transfers and reducing costs for investors. This played a major role in facilitating seamless trading of Tenet's common shares for U.S. investors, and made it much easier for them to become Tenet shareholders.

Of all the initiatives to connect with U.S. investors that summer, I believe nothing we did was as effective as the 3-month agreement we signed in August 2020 to appear on Wall Street Reporter's "Next Super Stock" webcasts, which was renewed for another 3-month period in November 2020. I made my first appearance on the show in September, and by January 2021, we were exceeding 4,000 views per webcast. These viewers were for the most part, investors that had never heard of the Company before, including to our surprise, some Canadian investors. Our message seemed to resonate with them and that began to spread across various social media platforms.

Of course, we also had a marketing and communication plan to inform the market of the relevant developments of our business.

The impact of all of this is that we went from having about 2,000 shareholders at the end of 2019 to having over 17,000 shareholders by the end of 2021. So, I have no doubt that the appreciation of Tenet's market cap for the period identified in the Affidavit was due to the implementation of those strategies. I would add that while the strategies exposed Tenet to a new audience of potential investors, they were ultimately successful because Tenet is a company with a proven business model, upside potential and financial statements audited by respected international accounting firm Grant Thornton. We generated $106M in revenue in 2021 and are forecasting exceeding $1B in revenue by 2024 with operations in at least 3 countries. The Company has successfully transitioned from being a penny stock company focused on survival, to a company meeting the listing requirements of the NASDAQ Capital Market. During the past year alone, we went from having less than five full-time employees in Canada to almost seventy employees located in offices in Montreal and Toronto. We've been able to assemble an experienced and talented executive team and attract new board members with the skillsets to help the Company become a global data, analytics and AI services leader.

MM

6. The AFM alleges that you paid consultants with common shares of Tenet and that they sold these shares to create artificial volume. Is that really the reason why they were paid in shares?

JJ

Absolutely not. Everyone knows that selling drives prices down. Had I known that the shares paid to the consultants would have been sold in the market, I never would have hired them in the first place.

MM

7. So why then would you pay the consultants with shares as opposed to paying them with cash?

JJ

Up until we closed last year's $52M prospectus financing, as a penny stock CEO, I would say that 60% to 70% of my time was spent on activities related to making sure we had enough money to keep the lights on. So, cash was a very scarce and precious commodity. That is why, whenever possible, we tried to pay our suppliers in shares rather than cash. I was also pleased that the consultants were willing to be paid in shares because I genuinely believed that they were invested with Tenet for the long term.

MM

8. And why didn't you publicly disclose the fact that you were working with these consultants?

JJ

We mentioned working with capital markets advisors/consultants in our public disclosure materials, such as our MD&A and monthly progress reports.

MM

9. In several places in the Affidavit, the document claims that you shared confidential information with the consultants, suggesting they may have used that information to trade your stock. Can you please explain?

JJ

I did not disclose any privileged information, except in compliance with the applicable laws and regulations. At the time, these consultants had a working relationship with the Company and needed to have access to this information to perform their duties. Obviously, I was not expecting the consultants to use any information shared with them as an advantage to trade the stock, just like I do not expect our investor relations partners to do that.

MM

10. What about the claim that the releases were sent in rapid succession with exaggerated titles and contents for the purpose of catching the attention of investors?

JJ

I know that this is something that some penny stock companies frequently do, but putting releases out to attract investors is not something we do at Tenet. Every news release we issued was issued because it was real and mattered to our business. The dissemination of the news releases was always in line with the regular and constant activities and operations of Tenet as being a growing company in its early stages. It was entirely part of the normal process of the growth and development of Tenet.

MM

11. There is a section in the Affidavit where we see you in a WhatsApp exchange with consultants and you appear to be helping coordinate the buying of Tenet's stock. Are you able to shed some light on what exactly was going on there?

JJ

In order to address this particular issue, it would have to be put in its proper context. Unfortunately, there is no way I can provide that context without violating the confidentiality order still in effect. The only thing I believe I am able to say at this stage is that when everything that needs to be taken into consideration has been factored in, I believe that my actions that day do not amount to market manipulation.

MM

12. If what is claimed in that Affidavit about the consultants taking advantage of the rising stock price is true, those guys made a lot of money. I understand that you never sold any shares even though the stock ran all the way up to $14. Did you consider selling some of your shares back then or feel as if you missed an opportunity as some Tenet investors do today?

JJ

No one has a better understanding of what this Company's potential is than I do, and for me to have sold any of my shares back then would have been senseless as far as I am concerned. So no, the idea of selling never crossed my mind.

MM

13. Before I let you go, would you have any final words for Tenet's shareholders?

JJ

I would just like to reiterate that everything I have done as the Company's CEO has always been in the best interest of all Tenet shareholders, and that I will continue to do that for as long as I'm in that role. The Company now has a strong executive team and board of directors with the skills, experience and integrity to lead Tenet to success.

MM

Thank you for taking the time to answer these questions, Johnson. I'm sure Tenet's shareholders will appreciate getting your perspective on things.

JJ

Thanks again for the opportunity Mike. I appreciate it.